

07002321

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2007 Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66985

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **NOVEMBER 25, 2005** (MM/DD/YY) AND ENDING **DECEMBER 31, 2006** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

THOMAS McDONALD PARTNERS, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

959 WEST ST. CLAIR AVENUE
SUITE 300
CLEVELAND, OH 44113

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd.
(Name - *if individual, state last, first, middle name*)

800 Westpoint Pkwy, Suite 1100 (Address) **Westalke,** (City) **OH** (State) **44145-1524** (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Thomas McDonald Partners, LLC.** as of **DECEMBER 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

Signature

FINANCIAL OPERATIONS PRINCIPAL

Title

Notary Public

KAREN M. MITCHELL
No. 01MI6138824
Notary Public, State of New York
Qualified in Erie County
My Commission Expires Dec. 27, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

focused.
experienced.
responsive.

THOMAS MCDONALD PARTNERS, LLC

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006


Cohen
Fund Audit Services

THOMAS MCDONALD PARTNERS, LLC

DECEMBER 31, 2006

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT 2

STATEMENT OF FINANCIAL CONDITION
December 31, 2006 3

STATEMENT OF OPERATIONS
For the period November 25, 2005, through December 31, 2006 4

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the period November 25, 2005, through December 31, 2006 5

STATEMENT OF CASH FLOWS
For the period November 25, 2005, through December 31, 2006 6

NOTES TO THE FINANCIAL STATEMENTS .... 7 - 9

SUPPLEMENTAL INFORMATION .... 10 - 12

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5 .... 13 - 14



Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

440.835.8500
440.835.1093 *fax*

www.cohenfund.com

MEMBER
THOMAS MCDONALD PARTNERS, LLC

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Thomas McDonald Partners, LLC, as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the period November 25, 2005, through December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas McDonald Partners, LLC, as of December 31, 2006, and the results of its operations and its cash flows for the period November 25, 2005, through December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Fund Audit Services

February 22, 2007
Westlake, Ohio





STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

CASH AND CASH EQUIVALENTS	$ 112,515
RESTRICTED CASH	103,393
RECEIVABLE FROM CLEARING BROKER	70,661
FURNITURE AND OFFICE EQUIPMENT - At cost, less accumulated depreciation of $6,582	43,547
OTHER ASSETS	31,207
	$ 361,323

LIABILITIES

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 201,566
COMMITMENTS	

MEMBER'S EQUITY

MEMBER'S EQUITY	159,757
	$ 361,323

The accompanying notes are an integral part of these statements.

STATEMENT OF OPERATIONS

FOR THE PERIOD NOVEMBER 25, 2005, THROUGH DECEMBER 31, 2006

REVENUE	
Commissions	$ 870,452
Advisory	65,312
Interest income	48,387
Other	77,617
	1,061,768
EXPENSES	
Branch	78,702
Clearing	162,999
Commissions, employee compensation and benefits	1,169,330
Communications and data processing	85,954
Depreciation	6,582
Occupancy and equipment rental	149,574
Professional	75,415
Regulatory	60,285
Travel	38,333
Other	189,953
	2,017,127
NET LOSS	$ (955,359)

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE PERIOD NOVEMBER 25, 2005, THROUGH DECEMBER 31, 2006

BALANCE – NOVEMBER 25, 2005	$ 29,259
NET LOSS	(955,359)
CONTRIBUTIONS	1,085,857
BALANCE – DECEMBER 31, 2006	$ 159,757

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

FOR THE PERIOD NOVEMBER 25, 2005, THROUGH DECEMBER 31, 2006

CASH FLOW USED IN OPERATING ACTIVITIES	
Net loss	$ (955,359)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	6,582
Gain on disposal of furniture and office equipment	(1,656)
Increase (decrease) in cash resulting from changes in operating assets and liabilities	
Receivable from clearing broker	(70,661)
Accounts payable and accrued expenses	198,739
Net cash used in operating activities	(822,355)
CASH FLOW USED IN INVESTING ACTIVITIES	
Acquisition of furniture and office equipment	(41,378)
Proceeds from the sale of furniture and office equipment	4,160
Increase in other assets	(31,207)
	(68,425)
CASH FLOW PROVIDED FROM FINANCING ACTIVITIES	
Repayment of advance from member	(2,888)
Proceeds from member's contributions	1,085,857
	1,082,969
NET INCREASE IN CASH AND CASH EQUIVALENTS	192,189
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	23,719
CASH AND CASH EQUIVALENTS – END OF PERIOD	$ 215,908

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Thomas McDonald Partners, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio, and is a member of the National Association of Securities Dealers, Inc. (NASD), engaging in general securities activities with its customers within jurisdiction of 34 states of the United States. The Company received its final approval to become a registered broker-dealer from the NASD on November 25, 2005.

The Company commenced operations on April 5, 2005, and shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment advisory businesses.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Restricted Cash

The Company has a $103,393 interest bearing deposit with its clearing broker pursuant to its clearing agreement.

Receivables and Credit Policies

Commissions receivable are uncollateralized clearing broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables and Credit Policies (Continued)

Commissions receivable are stated at the amount billed to the clearing broker. Payments of commissions receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectibility. In the opinion of management, at December 31, 2006, all commissions were considered collectible and no allowance was necessary.

Depreciation

The Company uses the straight-line method of depreciation using estimated useful lives of 5 to 7 years.

Income Taxes

No provision for income taxes has been reflected in the accompanying financial statements since a limited liability company is not responsible for payment of Federal, state or local income taxes. All revenues and expenses retain their character and pass through directly to the Company's member.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

NOTES TO THE FINANCIAL STATEMENTS

3. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2006, the Company had net capital of $81,387, which was $31,387 in excess of its required net capital of $50,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2006, the ratio was 2.48 to 1.

4. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

6. COMMITMENTS

The Company leases equipment and office facilities under operating leases expiring through December 31, 2010. Minimum annual rentals are as follows:

2007	$ 258,773
2008	260,479
2009	177,441
2010	80,000
	$ 776,693

Rent expense for the period November 25, 2005, through December 31, 2006, was $149,574.

One of the office leases contains two renewal options for three years each and provisions for escalation of rent during the renewal periods.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2006

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

NET CAPITAL		
Total member's equity from statement of financial condition		$ 159,757
Less: Non-allowable assets		
Furniture and office equipment – Net	$ 43,547	
Other assets	31,207	74,754
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		85,003
Haircuts on securities		3,616
NET CAPITAL		$ 81,387
COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION		$ 201,566
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS		$ 13,438
MINIMUM REQUIRED NET CAPITAL		$ 50,000
NET CAPITAL REQUIREMENT		$ 50,000
EXCESS NET CAPITAL		$ 31,387
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.48 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2006, filed with the Securities and Exchange Commission and the amount included in the above computation follows:

	December 31, 2006
Net capital, as reported in Company's Form X-17a-5, Part IIA, as amended January 23, 2007	$ 84,748
Net audit adjustments	(3,361)
Net capital, as reported in Schedule I	$ 81,387

SCHEDULES II AND III –
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.


Cohen
Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com


440.835.8500
440.835.1093 *fax*

MEMBER
THOMAS MCDONALD PARTNERS, LLC

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Thomas McDonald Partners, LLC (the Company) as of and for the period ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.


an independent member of
BAKER TILLY
INTERNATIONAL


SQiF
Service
Quality
Innovation
and Fun

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Cohen Fund Audit Services

February 22, 2007
Westlake, Ohio

END